Filed Pursuant to Rule 424(b)(3)

Registration No. 333-76498

G REIT, INC.

Supplement No. 7 dated March 18, 2003

to the Prospectus dated July 22, 2002

This Supplement No. 7 supplements, modifies and supersedes some of the information contained in our prospectus dated July 22, 2002, and Supplement No. 6 dated February 28, 2003. Unless we define a term in this Supplement No. 7, you should rely on our prospectus for the meaning of any defined terms. References in this Supplement No. 7 to “us,” “we,” or “our company” mean G REIT, Inc. and G REIT, L.P., unless the context otherwise requires.

STATUS OF OUR OFFERING

General

As of March 18, 2003, we had offered 20,000,000 and sold approximately 3,713,145 shares of our common stock available for distribution to the public on a “best efforts” basis, and issued an additional approximately 22,893 shares to shareholders participating in our dividend reinvestment plan, resulting in gross proceeds of approximately $37,289,805. After taking into account cash used in connection with the acquisition of real estate properties, loans, and payment of selling commissions, marketing support and due diligence reimbursement fees, we had approximately $7,300,000 in cash available to invest in properties as of March 18, 2003.

FEES AND EXPENSES PAID IN CONNECTION WITH OUR OFFERING

Selling Commissions

As of March 18, 2003, we had incurred approximately $2,747,559 in selling commissions due to our dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

Marketing Support and Due Diligence Reimbursement Fee

As of March 18, 2003, we had incurred approximately $408,691 in marketing support and due diligence reimbursement fees to our dealer manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

As of March 18, 2003, we had incurred approximately $1,596,542 in other organizational and offering expenses.

DIVIDEND INCREASE

We have been paying an annualized distribution of $0.725 per share since January 1, 2003. On March 22, 2003, our board of directors approved an increase in the annual distribution to $0.750 per share effective June 1, 2003.

DIVIDEND REINVESTMENT PLAN

Effective April 1, 2003, the purchase price for shares of common stock made through the Dividend Reinvestment Plan will be $9.50. We are adjusting the purchase price for shares purchased under the plan in order to comply with the terms of the plan pursuant to which the purchase price is the greater of $9.05 or 95% of the fair market value of a share of our common stock.

PROPERTY ACQUISITIONS

Park Sahara—Las Vegas, Nevada

On March 18, 2003, through our wholly owned subsidiary, GREIT – Park Sahara, LLC, a Delaware limited liability company, we purchased an approximately 4.75% undivided tenant in common interest in Park Sahara, a five-building Class B office park located in Las Vegas, Nevada. The remaining undivided tenant in common interest was purchased by NNN Park Sahara, LLC, an affiliate of our Advisor. The seller was Park Sahara Office Center, LP, an unaffiliated third party. The total purchase price for the property was approximately $12,200,000 and was financed through (i) the assumption of a $5,040,000, 8.00% fixed rate loan on a 25-year amortization schedule due September, 2007 from IDS American Express, (ii) a new approximately $2,260,000, 6.92% fixed rate loan on a 25-year amortization schedule due September 2007 from IDS American Express and, (iii) a $1,100,000, 7.00% fixed rate interest-only loan also due September 2007 from the seller. Our proportionate share of the total purchase price was approximately $579,500 consisting of $180,500 in cash and $399,000 in debt plus approximately $30,695 for its proportionate share of loan fees, closing and carrying costs, and reserves. Our liability for the property’s debt is limited to the amount of our investment in the property.

Originally built in 1980 and remodeled in 1996, Park Sahara consists of five Class B office buildings aggregating approximately 123,709 square feet varied among one, two and three-story plans situated in an approximately 6.95-acre office park. There are approximately 471 parking spaces of which 282 are covered. The property’s address is 1820-1860 East Sahara in Las Vegas, Nevada, in the Central/East submarket just southeast of the famous Las Vegas “Strip” where the majority of the city’s casinos, hotels and motels are located. The property is approximately 96% leased to approximately 45 tenants. Major tenants include American Benefit Plan Administrators, Old Republic Title and the State of Nevada Department of Education and Dairy Commission. State of Nevada government entities occupied approximately 21% of the property as of the date of acquisition. Within the next twelve months, 7 leases totaling approximately 16,317 square feet or 13% of the property’s gross rentable square feet will expire.

The following tables provide certain information with respect to the leases with tenants of each of the buildings comprising the Park Sahara office complex.

Building 1820

Lessee	Rentable Square Feet	Lease Ends		Percentage of Property Leased	Current Base Annual Rent	Rent Per Square Foot	Changes to Rent Per Square Foot
World Marketing Alliance	2,630	4/2003		6.97%	$48,287	$1.53	—	$—
Source Financial	2,070	8/2005		5.49	36,763	1.48	9/2003	1.51
State of Nevada Post Secondary Education (1)	1,113	3/2004		2.95	20,702	1.55	—	—
State of Nevada Department of Education (1)	8,756	12/2006		23.20	161,636	1.54	1/2004	1.58
Dr. McNatty	1,789	2/2004		4.74	32,417	1.51	—	—
First Source Mortgage	1,798	1/2005		4.76	33,285	1.54	—	—
Nevada Mortgage	1,208	7/2004		3.20	21,527	1.49	—	—
Nevada Mortgage	672	3/2004		1.78	11,773	1.46	—	—
Nevada Appeals	6,141	3/2004		16.27	117,907	1.60	—	—
American Benefit Plan Administrators, Inc.	1,407	MTM	(2)	3.73	22,793	1.35	—	—
American Benefit Plan Administrators, Inc.	8,690	9/2007		23.03	159,769	1.53	—	—
Total Occupied:	36,274	—		96.12%	$666,899	—	—	—

Vacant	1,464	—		3.88	—	—	—	—

Total	37,738	—		100.00%	$666,899	—	—	—

(1)	Government entity or government contractor
(2)	MTM indicates month to month.

Building 1830

Lessee	Rentable Square Feet	Lease Ends	Percentage of Property Leased	Current Base Annual Rent	Rent Per Square Foot	Changes to Rent Per Square Foot
Souza Technologies	1,086	2/2005	2.81%	$19,809	$1.52	3/2004	$1.58
The Gonzalez Law Firm	4,885	4/2006	12.66	89,982	1.54	5/2003	1.54
Rodney Splong, CPA	509	4/2003	1.32	9,129	1.49	—	—
Scalia Law Firm	1,447	10/2006	3.75	26,741	1.54	11/2003	1.58
Loello Law Firm	1,250	8/2004	3.24	22,800	1.52	9/2003	1.53
Management Office	326	N/A	0.84			—	—
Nevada Public Works Board (1)	4,407	3/2006	11.42	82,499	1.56	—	—
State of Nevada Bureau of Alcohol & Drug Abuse (1)	1,769	5/2004	4.58	33,912	1.60	6/2003	1.61
State of Nevada—Unity Project Division of Child & Family Services (1)	3,000	6/2005	7.77	56,520	1.57	—	—
Sadberry & Helmick	752	10/2003	1.95	14,438	1.60	—	—
Meadows Management	604	4/2003	1.57	11,844	1.63	—	—
Branton Law Firm	676	4/2005	1.75	12,019	1.48	5/2003	1.49
Williams & Weise	3,106	8/2004	8.05	57,958	1.56	—	—
American Benefit Plan Administrators, Inc.	8,146	9/2007	21.11	149,283	1.53	—	—
Complete Association Management Company	3,422	4/2007	8.87	62,728	1.53	6/2003	1.53
Total Occupied:	35,385	—	91.69%	$649,612	—	—	—

Vacant	3,206	—	8.31	—	—	—	—

Total	38,591	—	100%	$649,612	—	—	—

(1)	Government entity or government contractor

Building 1840

Lessee	Rentable Square Feet	Lease Ends	Percentage of Property Leased	Current Base Annual Rent	Rent Per Square Foot	Changes to Rent Per Square Foot
Desert Chiropractic	1,989	11/2004	11.87%	$36,637	$1.54	—	$—
Tall Pine Enterprises	1,698	4/2003	10.13	30,156	1.48	—	—
Lincoln Security	839	10/2003	5.01	14,395	1.43	—	—
Nevada State Dairy Commission (1)	1,454	7/2005	8.68	26,655	1.53	8/2003	1.54
Maintenance Office	793	N/A	4.73	—	—	—	—
Answer Plus, Inc.	4,148	11/2006	24.75	75,577	1.52	12/2003	1.56
Medical Staffing Network	1,394	5/2004	8.32	25,789	1.54	5/2003	1.55
Nevada Alternative Solutions	2,196	12/2004	13.10	41,506	1.58	1/2004	1.63
Desert Pediatrics/ Dr. Weiner	800	10/2005	4.77	14,716	1.48	10/2003	1.49
Total Occupied:	15,311	—	91.37%	$265,431	—	—	—

Vacant	1,447	—	8.63	—	—	—	—

Total	16,758	—	100.00%	$265,431	—	—	—

(1)	Government entity or government contractor

Building 1850

Lessee	Rentable Square Feet	Lease Ends	Percentage of Property Leased	Current Base Annual Rent	Rent Per Square Foot	Changes to Rent Per Square Foot
Consumer Affairs	4,663	12/2005	27.32%	$88,504	$1.58	1/2004	$1.64
The Gallipher Law Firm	2,701	10/2005	15.83	46,781	1.44	11/2003	1.47
Hispanic Legal Group	1,084	9/2003	6.35	20,292	1.56	—	—
Pacific Document	705	1/2004	4.13	13,740	1.62	—	—
Kat Tax	1,640	9/2006	9.61	30,438	1.55	11/2003	1.58
Nevada Community Foundation	1,925	8/2003	11.28	35,256	1.53	9/2003	1.59
UCA General Insurance	1,008	4/2005	5.91	18,729	1.55	4/2003	1.55
Total Occupied:	13,726	—	80.43%	$253,770	—	—	—

Vacant	3,340	—	19.57	—	—	—	—

Total	17,066	—	100.00%	$253,770	—	—	—

Building 1860

Lessee	Rentable Square Feet	Lease Ends		Percentage of Property Leased	Current Base Annual Rent	Rent Per Square Foot	Changes to Rent Per Square Foot
Old Republic Title (1)	13,250	MTM	(2)	100%	$189,600	$1.19	—	—
Total Occupied:	13,250	—		100%	$189,600	—	—	—
Vacant	—	—		—	—	—	—	—

Total	13,250	—		100%	$189,600	—	—	—

(1)	This tenant leases spaces on a month to month basis. Therefore there, the current base annual rent provided assumes that the tenant continues to lease space as provided in the table.
(2)	MTM indicates month to month.

The following tables provides certain information with respect to lease expirations at each of the buildings comprising the Park Sahara office complex.

Building 1820

Year Ending December 31	Number of Leases Expiring	Rentable Sq. Ft. of Leases Expiring	Base Annual Rent of Leases Expiring (1)	Percent of Total Building Rentable Sq. Ft. Represented by Leases Expiring	Percent of Gross Annual Base Rent Represented by Leases Expiring (1)
2003	1	2,630	$48,278	6.97%	7.25%
2004	5	10,923	204,326	28.9	30.64
2005	2	3,868	70,048	10.25	10.50
2006	1	8,756	161,636	23.20	24.24
2007	2	8,690	159,809	23.03	23.96
2008	—	—	—	—	—
2009	—	—	—	—	—
2010	—	—	—	—	—
2011	—	—	—	—	—
2012	—	—	—	—	—

(1)	These amounts are based on the respective property’s current base annual rent, which may increase under the terms of the lease applicable to the respective property.

Building 1830

Year Ending December 31	Number of Leases Expiring	Rentable Sq. Ft. of Leases Expiring	Base Annual Rent of Leases Expiring (1)	Percent of Total Building Rentable Sq. Ft. Represented by Leases Expiring	Percent of Gross Annual Base Rent Represented by Leases Expiring (1)
2003	3	1,865	$35,412	4.83%	5.45%
2004	3	6,125	114,670	15.87	17.64
2005	3	4,762	88,348	12.34	13.59
2006	3	10,739	199,221	27.83	30.64
2007	2	11,568	212,551	29.98	32.69
2008	—	—	—	—	—
2009	—	—	—	—	—
2010	—	—	—	—	—
2011	—	—	—	—	—
2012	—	—	—	—	—

(1)	These amounts are based on the respective property’s current base annual rent, which may increase under the terms of the lease applicable to the respective property.

Building 1840

Year Ending December 31	Number of Leases Expiring	Rentable Sq. Ft. of Leases Expiring	Base Annual Rent of Leases Expiring (1)	Percent of Total Building Rentable Sq. Ft. Represented by Leases Expiring	Percent of Gross Annual Base Rent Represented by Leases Expiring (1)
2003	2	2,537	$44,551	15.14%	16.82%
2004	3	5,579	103,932	33.29	39.24
2005	2	2,254	40,830	13.45	15.41
2006	1	4,148	75,577	24.75	28.53
2007	—	—	—	—	—
2008	—	—	—	—	—
2009	—	—	—	—	—
2010	—	—	—	—	—
2011	—	—	—	—	—
2012	—	—	—	—	—

(1)	These amounts are based on the respective property’s current base annual rent, which may increase under the terms of the lease applicable to the respective property.

Building 1850

Year Ending December 31	Number of Leases Expiring	Rentable Sq. Ft. of Leases Expiring	Base Annual Rent of Leases Expiring (1)	Percent of Total Building Rentable Sq. Ft. Represented by Leases Expiring	Percent of Gross Annual Base Rent Represented by Leases Expiring (1)
2003	2	3,009	$55,548	17.63%	21.89%
2004	1	705	13,740	4.13	5.41
2005	3	8,372	209,562	49.06	82.59
2006	1	1,640	30,438	9.60	12.00
2007	—	—	—	—	—
2008	—	—	—	—	—
2009	—	—	—	—	—
2010	—	—	—	—	—
2011	—	—	—	—	—
2012	—	—	—	—	—

(1)	These amounts are based on the respective property’s current base annual rent, which may increase under the terms of the lease applicable to the respective property.

Building 1860

There is one tenant in Building 1860, which currently leases the entire 13,250 square feet on a month to month basis. There is no assurance that this tenant will continue to lease such space during 2003 or subsequently thereafter.

We do not anticipate making any significant repairs or improvements to the property over the next few years. A Phase I environmental assessment completed in connection with the purchase of the property found no hazardous conditions with the exception of a small amount of asbestos-containing tile in a maintenance shop and minor groundwater contamination 300 feet up grade from the property’s location. No remediation was recommended. For federal income tax purposes, the property’s depreciable basis is approximately $10,370,000.

We retained Triple Net Properties Realty, Inc., an affiliate of our advisor, to manage the property for a property management fee equal to 5% of the gross income of the property in addition to compensation for property-level services, including leasing fees, loan origination and servicing fees and property tax reduction fees.

Las Vegas, Nevada

Market Overview

The property is located in the Central/East submarket, which is comprised of 4.4 million square feet, and approximately 23.6% of the overall Las Vegas office market. The Las Vegas metropolitan area has a total of 399 existing competitive office buildings consisting of nearly 18.5 million square feet with over 2.6 million square feet being vacant. Vacancy decreased from 15.95% in the third quarter 2002 to 14.42% in the fourth quarter 2002. Average asking rental rates for gross leases dropped by $.03 per square foot per month from $1.80 to $1.77, and for modified gross leases by $.01 from $1.65 to $1.64. Triple net lease rates increased by $.02 from $1.39 in the previous quarter to $1.41 in the fourth quarter. Net absorption for the fourth quarter of 2002, with 381,920 square feet, was over 63.5% higher than that of the third quarter’s number of 233,533 square feet. Currently, over 826,00 square feet are under construction and another 1.77 million square feet are planned. Only 117,300 square feet of new space became available during the fourth quarter.

Economy

Nevada is ranked number one in five job growth categories, comparing October 2002 with October 2001. Total nonagricultural job growth posted an increase of 30,000 jobs, trade jobs increased by 5,400 and finance, insurance and real estate jobs increased by 1,700. Manufacturing jobs increased by 500 and government jobs increased by 4,700. Comparing the 12-months ending October 2002 with the 12-month period ending October 2001, according to an economic study, Nevada ranked number one as well in the trade, finance, insurance and real estate job growth areas. Nevada also ranks number two in manufacturing growth with a 1.11%, or 500 jobs, decrease for the 12 months ending October 2002. Only one state posted a positive change during this time period. Notably, the national average in this category was a negative 6.05%, or a loss of 1,082,500 jobs. The Nevada unemployment rate stood at 4.5%, 1.2% below the national average unemployment rate of 5.7%.

SOME OF THE INFORMATION DESCRIBED ABOVE “MARKET OVERVIEW” AND “ECONOMY” SECTIONS, ALTHOUGH BELIEVED TO BE ACCURATE, WAS PROVIDED BY THIRD PARTIES UNAFFILIATED WITH THE COMPANY, THE ADVISOR OR ITS AFFILIATES. THEREFORE, NO ASSURANCE CAN BE GIVEN THAT SUCH INFORMATION IS ACCURATE.

FEES PAID IN CONNECTION WITH THE ACQUISITION OF PROPERTIES

Fees Paid in Connection with the Acquisition of Park Sahara

Acquisition Expenses

We paid costs and expenses for selecting, evaluating and acquiring this property, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos assessments, travel and communication expenses, and other related expenses totaling approximately $2,750.

Property Management Fee

We pay Triple Net Properties Realty, Inc., an affiliate of our advisor, a property management fee equal to 5% of the gross income from the property; however, a portion of this fee may be re-allowed to a third-party property manager. This fee is paid monthly. As of March 18, 2003, we had not incurred any property management fees.

Real Estate Commission

The purchase price included a sales commission payable by the seller of the property to Triple Net Properties Realty, Inc., an affiliate of our advisor of $320,000, approximately 2.60% of the purchase price.

POTENTIAL PROPERTY ACQUISITIONS

On March 22, 2003, our board of directors approved three potential acquisitions, which are expected to close during the second quarter of 2003. We expect to utilize our credit line with LaSalle Bank National Association to finance a portion of each of these properties. No assurance can be given that we will actually close any or all of these acquisitions as expected or at all.

Gemini Plaza—Houston, Texas

Gemini Plaza is an approximately 158,627 square foot suburban office building located at 3350 Buschwood Drive in Houston, Texas. The property is currently 100% leased by a number of local, national and government tenants including the US Army Corps of Engineers and the Food and Drug Administration.

Department of Children & Families Campus—Plantation, Florida

The Department of Children & Families Campus is an approximately 124,037 square foot, three building office campus located at 311 & 339-359 State Road 7 in Plantation, Florida. The property is currently approximately 98% leased by a number of local tenants including approximately 90% leased by local and state government tenants including the State of Florida and the Broward County Sheriff’s Office.

Park on the Bayou—Houston, Texas

The Park on the Bayou building is an approximately 159,563 square foot, Class A office building located at 2500 East T.C. Jester Boulevard in Houston, Texas. The building is currently 100% leased and is 99.5% occupied by the Federal Bureau of Investigation and used as its headquarters for all FBI operations in the Texas coastal bend area from the Texas-Louisiana border to South Texas.

In addition, we are currently considering several other potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

•	our receipt of a satisfactory environmental survey and property appraisal for each property;

•	no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

•	our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

There can be no assurance that any or all of the conditions will be satisfied.